Mail Stop 4561

September 5, 2007

Lee Horwitz
CFO
Morgan Stanley Charter WCM L.P.
Demeter Management Corporation
330 Madison Avenue, 8th Floor
New York, NY 10017

> **Re: Morgan Stanley Charter WCM L.P.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 9, 2007**
> **Form 10-Q for Quarterly Period Ended**
> **June 30, 2007**
> **Filed August 13, 2007**
> **File No. 000-25605**

Dear Mr. Horwitz:

    We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2006

Financial Statements

Statements of Financial Condition

1.	We note you have recorded unrestricted cash and restricted cash on your statements of financial condition. Please tell us and disclose the nature of the restrictions and how you determined the allocation of your cash between unrestricted and restricted since all cash appears to be commingled in your trading accounts.

Statements of Operations

2.	We note you do not include the weighted average number of units outstanding. Please tell us how you have complied with Item 601(b)(11) of Regulation S-K, or tell us why you believe it was not necessary to disclose this information.

Exhibits 31.01 and 31.02

3.	We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have included the title of the certifying individual at the beginning of the certification, you did not identify the name of the registrant in paragraph 1, and you replaced the words "the registrant's" with "Demeter's" in paragraph 5. Please revise your certifications in future filings to comply with the Exchange Act Rules.

Form 10-Q for the quarterly period ended June 30, 2007

Exhibits 31.01 and 31.02

4.	We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note the date on your certifications is after the filing date. Please revise your certifications in future filings to comply with the Exchange Act Rules.

* * * *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief